1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

March 5, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. David Manion

Re:	Reaves Utility Income Fund (the “Fund”) File Numbers 333-218822; 811-21432

Dear Mr. Manion:

We are writing in response to your comments with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of the annual report of the Fund filed on Form N-CSR relating to the fiscal year ended October 31, 2023 (the “Annual Report”) and other filings by the Fund. The Fund has considered your comments and has authorized us, on its behalf, to make the responses discussed below.

On behalf of the Fund, set forth below are the comments from the staff of the Securities and Exchange Commission (the “Staff”), along with our responses to such comments, as requested. All capitalized terms not defined herein shall have the meaning as set forth in the applicable filing.

1.	Comment: The Staff notes that the Fund’s Chief Compliance Officer (“CCO”) is provided by Paralel Technologies LLC (“Paralel”). Please confirm in correspondence that the cost of providing a CCO to the Fund is included in the administrative fee that is earned by Paralel.

Response: The Fund confirms that the cost of providing a CCO to the Fund is included in the fees payable by the Fund to Paralel under the Administration and Fund Accounting Agreement.

2.	Comment: In future reports, please adequately describe significant accounting policies related to cash management in the Notes to Financial Statements.

Response: The Fund will make the requested change in future filings.

3.	Comment: Please confirm in correspondence the amount of interest earned by the Fund during the fiscal year ended October 31, 2023, as there is no caption in the Statement of Operations related to interest. Further, please ensure that interest amounts are captioned separately in the Statement of Operations in future reports.

Response: The Fund confirms that it earned $2,940,925 in interest during the fiscal year ended October 31, 2023. The Fund will make the requested change in future filings.

4.	Comment: In future reports, please disclose the class of shares held of other registered funds as part of the title of the issuer.

Response: The Fund will make the requested change in future filings.

5.	Comment: The Staff notes that the Fund’s Form N-CEN filing for the period ending October 31, 2023 reported a net annual operating expense of 2.52%, but the Financial Highlights included in the Annual Report reports a ratio of operating expenses to average net assets attributable to common shares of 2.32% for the same period. Please confirm in correspondence which rate is correct and ensure that the amounts reported on Form N-CEN are accurate in future filings.

Response: The Fund acknowledges the Staff’s comment and will use average net assets to calculate the net annual operating expense reflected in future Form N-CEN filings.

6.	Comment: The Staff notes that as of October 31, 2023, the Fund held interests in real estate investment trusts (“REITs”) and limited partnerships. In future reports, please include disclosure in the Notes to Financial Statements that describe the accounting policies for these instruments, including how distributions are characterized when recorded, how they may be based on estimates, and how they may change once future notifications from the issuer are received.

Response: The Fund will make the requested change in future filings.

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If you would like to discuss these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai